Provident Energy Closes Bought Deal Financing

      NEWS RELEASE NUMBER 05-05

March 1, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today closed the previously announced bought deal financing for gross proceeds of C$200.8 million (net proceeds of C$191.8 million). The net proceeds of the financing will be used to fund the C$95.8 million (US$77.6 million) acquisition of Nautilus Resources, LLC (Nautilus) and to repay a portion of Provident's bank debt. The Nautilus acquisition is expected to close on March 2.

The financing includes 8.4 million units issued at a price of C$12.00 per unit and $100 million of 6.5 percent convertible unsecured subordinated debentures that mature on August 31, 2012. Both the equity financing and the convertible debenture offering were sold to a syndicate of underwriters led by National Bank Financial, BMO Nesbitt Burns, Scotia Capital and TD Securities. The trust units and convertible debentures were offered only in Canada.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com